GoodWag, Inc.



ANNUAL REPORT

8 LA CUMBRE CIR

SANTA BARBARA, CA 93105

(805) 689-5490

https://goodwag.com

This Annual Report is dated May 2, 2025.

BUSINESS

GoodWag, Inc. ("GoodWag" or the "Company") specializes in providing convenient and environmentally-friendly solutions for pet waste management. The company's flagship product, PooPail, is a durable, user-friendly, two-in-one system designed for easy pickup and storage of backyard dog waste. Manufactured in the USA, PooPail addresses the common issues faced by pet owners, such as frequent trips to the trash and unpleasant odors, by allowing pet waste to be stored until trash day.

GoodWag operates primarily through an e-commerce sales model. Products are available on PooPail.com. Each PooPail ships with 10 liner bags, with additional bags available for purchase online or through an automatic reorder system. The company plans to expand its product line and sales channels, including additional e commerce sites, brick-and-mortar locations, and international markets. GoodWag targets a broad customer base, including the growing number of Gen Z pet owners.

Intellectual Property: GoodWag holds three granted patents related to its innovative pet waste management products. The company's intellectual property includes patents for the design and functionality of PooPail and related products, ensuring a competitive edge in the market. Additionally, GoodWag has developed trade secrets and proprietary manufacturing processes that further enhance its product offerings.

Previous Offerings

none

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $2,330 compared to $625,702 in fiscal year 2023.

A Kickstarter campaign was launched in 2021, bringing in 6000 orders for PooPails and over $500,000 in sales. Delays due to COVID-19 and manufacturing allowed us to finally deliver all PooPail perks in November 2022. The GoodWag.Com website went live on Black Friday 2022. This was after the crowdfunding perks were delivered and we had inventory to sell.

Cost of Sales

Cost of Sales for fiscal year 2022 was $148,471 compared to $521,961 in fiscal year 2023.

Cost of goods for 2022 and 2023 were primarily for PooPail 1.0. We launched PooPail 2.0 in December 2023, which is less expensive to manufacture and ship.

Gross Margins

Gross margins for fiscal year 2022 were $103,741 compared to 2023 of -$146,141.

Expenses

Expenses for fiscal year 2022 were $153,409 compared to $392,513 in fiscal year 2023.

Sales expenses were minimal in 2022 compared to 2023, as sales began on November 25, 2022.

Historical results and cash flows:

The Company is currently in the growth and revenue stage on our PooPail product line, and in the pre-production, pre-revenue stage of our other product lines; Jumbo PooPail, PoopyScoopy, and ShStick. As a result of this equity crowdfunding campaign, we hope to order molds for the jumbo PooPail, quoted at $65,000, and continue to develop PoopyScoopy and ShStick.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. This is because of the redesign of PooPail 2.0, completed in December 2023. The new design is less expensive to manufacture, and every PooPail is now profitable.

Past cash was primarily generated through a Kickstarter and Indiegogo campaign in 2021, and sales since then have been e-Commerce through the GoodWag.Com website. Our goal is to increase future cash flows through continued marketing efforts and reducing manufacturing and shipping costs of the new PooPail 2.0.

Although not guaranteed, we project sales in excess of $1,000,000 in 2024, and hope to increase annually thereafter. We hope to build a complete product line of pet waste products, increasing the value of the company and building our customer email list. Our long-term goal is to build a valuable brand name in pet waste products while building a loyal and sizable customer base.

none

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $3,820.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Small Business Administration (SBA)

Amount Owed: $500,000.00

Interest Rate: 3.75%

Maturity Date: November 05, 2051

Current portion: $30,900 Non-current portion: $469,100. Depending on the amount of this raise, plans are to retire this debt.

Creditor: Sandy Stinson (Founder and CEO)

Amount Owed: $465,303.00

Interest Rate: 5.0%

Maturity Date: December 31, 2029

The Company entered into a Line of Credit agreement in the amount of $500,000 with the founder and the CEO, Sandy

Stinson. The line bears an interest rate of 5% per annum and has a maturity date set on December 31, 2029. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $432,738 and $371,301, respectively. Depending on the amount of this raise, plans are to reduce or retire this debt

EPPS Trust $131,751
Consolidated the loans with Headway, WebBank and Alliance.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sandra Jo Stinson

Sandra Jo Stinson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO, Founder, Principal Accounting Officer and Director

Dates of Service: January, 2019 - Present

Responsibilities: Creator and Founder of GoodWag, Inc. Oversees all operations, including product creation, production oversight, and customer service. Builds the brand and company. Initially, the sole employee managing all aspects of the business. Currently devotes 60+ hours per week to the company. Salary: Plans to start at $36,000 per year once the outstanding line of credit is repaid in full. . Equity Compensation: Currently owns 100% of the company.

Other business experience in the past three years:

Employer: Bank of the West

Title: Loan Officer

Dates of Service: February, 2019 - May, 2023

Responsibilities: Solicited, documented, packaged, and analyzed loan applicants as part of the mortgage application process. Worked on straight commission in the mortgage industry for 40 years.

Name: Susan Lynn Meir

Susan Lynn Meir Passed away on December 22, 2025, and had not been replaced by December 31, 2024. A search is underway to replace her

Name: Ellen Strickland

Ellen Strickland's current primary role is with Shades of Green Group, LLC. Ellen Strickland currently services 1-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: July, 2024 - Present

Responsibilities: Assists with business development, web design, and marketing. Advises as a prior business owner. Specializes in environmental aspects of the business. Works approximately 40 hours per week.

Other business experience in the past three years:

Employer: Shades of Green Group, LLC

Title: Chief Sustainability Officer

Dates of Service: March, 2020 - Present

Responsibilities: Created a product evaluation program called Shades of Green to help customers make informed decisions about sustainability. The program evaluates products from various manufacturers and artisans for health and sustainability.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Class A Common Stock

Stockholder Name: Sandra Jo Stinson

Amount and nature of Beneficial ownership: 3,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Sandy Stinson

Relationship to Company: Officer

Nature / amount of interest in the transaction: Line of Credit agreement

Material Terms: The Company entered into a Line of Credit agreement in the amount of $500,000 with the founder and the CEO, Sandy Stinson. The line bears an interest rate of 5% per annum and has a maturity date set on December 31, 2029. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $432,738 and $371,301, respectively.

Name of Entity: Sandy Stinson

Relationship to Company: Officer

Nature / amount of interest in the transaction: Straight note agreement

Material Terms: On November 29, 2021, the company initiated a straight note agreement with its founder and CEO, Sandy Stinson, totaling $225,000. Under the terms of the agreement, Sandy Stinson committed to repaying the full amount, including accrued interest, by November 29, 2031. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $0 and $44,938, respectively. The entire amount is classified under current assets.Name of Entity: Sandy Stinson

Relationship to Company: Officer

Nature / amount of interest in the transaction: Line of Credit agreement

Material Terms: The Company entered into a Line of Credit agreement in the amount of $500,000 with the founder and the CEO, Sandy Stinson. The line bears an interest rate of 5% per annum and has a maturity date set on December 31, 2029. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $432,738 and $371,301, respectively.

OUR SECURITIES

Class A
3.000.000 Sandy Stinson
Class B
Equity Share Count Amount Shareholder Name
1,650 $1,500.00 Cindy Hughes
1,200 $1,000.00 Ryan Singley
1,200 $1,000.00 samantha crites
1,200 $1,000.00 Barbara Drake
1,150 $1,000.00 Tracy Vasile
1,050 $1,000.00 Gregory Jensen
1,050 $1,000.00 Brett Charles Lovelady
806 $701.00 Pasqualina Serpico
661 $601.00 Timothy Smith
598 $598.00 Paul Christensen
625 $500.00 Jason Brier & Charli Heilmann`
575 $500.00 Jessica Billingsley & Frederick Anton Billingsley IV
575 $500.00 Richard Forgensi
575 $500.00 Mary Kathleen Rayburn

575 $500.00 Megan Pomish
575 $500.00 Lewis Kline
575 $500.00 Eric Breitenbeck
575 $500.00 Gabriel Lopez
575 $500.00 Chelsea Lawton
575 $500.00 Shirley Nishimoto
550 $500.00 Nahshon Rollins & Nautica Rollins
550 $500.00 Scott Handren
550 $500.00 Debra Patrick
550 $500.00 Kelli Cienkus
550 $500.00 Jeffrey Charlton
525 $500.00 Travis Versher
500 $500.00 Stanley Macklin
500 $500.00 Denise Johnson
500 $500.00 Timothy Gaffrey
500 $500.00 Andrew Mccollum
500 $500.00 Olga Rosino
500 $500.00 Sarah E Cotner

529 $481.00 Oscar Leung
525 $478.00 Sallie Casteel
275 $250.00 Rod Kirkner
275 $250.00 Sharlean Perez
262 $250.00 Ellen Strickland
262 $250.00 Stephen Samuel Lewis
262 $250.00 Kendra Brown
262 $250.00 Joe Chruszczak
262 $250.00 Randolph Boecker
262 $250.00 Stacey Schulte
262 $250.00 Tracy Mesterharm
262 $250.00 Alyssa Byron
262 $250.00 Christy Stevens
262 $250.00 Shelley Eisenlohr
250 $500.00 Sandra Stinson
250 $250.00 Colleen Davis-Heining
250 $250.00 JUSTIN TISHMAN
250 $250.00 Craig Olroyd
250 $250.00 Christopher Woodruff
250 $250.00 Kyle Ferguson
250 $250.00 Christopher Horner

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Dependence on Successful Fundraising for Debt Elimination The company's plan to eliminate $350,000 in debt and partially pay down a $500,000 line of credit from Sandy Stinson is contingent on raising $1,235,000 through its StartEngine campaign. If the fundraising target is not met, the company may struggle to manage its debt obligations, leading to continued financial strain, increased interest and repayment burdens, potential insolvency, limited operational flexibility, and a weakened ability to pursue future funding. This reliance on the successful raise presents a significant financial risk to the company's stability and growth.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2025.

GoodWag, Inc.

By   /s/ *Sandy Stinson*

Name: <u>GoodWag, Inc.</u>

Title: President

Exhibit A

FINANCIAL STATEMENTS

I, Sandy Stinson, the President of GoodWag, Inc., hereby certify that the financial statements of GoodWag, Inc. and notes thereto for the periods ending 12/31/2024 and 12/31/2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024, has not yet filed its federal tax return for [year

For the year 2023, the amounts reported on our tax returns were total income of $650,702; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 30th day of April, 2025.

Sandy Stinson

President

April 30, 2025

NOTE 1 – NATURE OF OPERATIONS

GoodWag, Inc. was formed on 01/08/2020 ("Inception") in the State of California. The financial statements of GoodWag, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Barbara, California.

GoodWag. Inc is the creator and manufacturer of various products to pick up pet waste, and sells these items through the GoodWag.Com website.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of products through our various e-Commerce platforms when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices

are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

All debt is listed on the financial statements provided with the document.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $10,000,000. As of 12/31/2024 the company has currently issued 28,614 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

	Class A Common Stock		Class B Common stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	10,000	10	-	-	465,303	-	465,313
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	49,625	49,625
31-Dec-23	10,000	$ 10	-	$ -	$ 465,303	$ 49,625	$ 514,938
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-		-
31-Dec-24	6,000,000	$ 10	4,000,000	$ 26,359	$ 465,303	$ 49,625	$ 514,938
Shares issued for debt conversion	-	-	-	-	-	-	-
Shares issued for cash	-	-	26,359	26	-	-	26
Shares issued for services	-	-	-	-	-	-	-
Conversion of preferred stock		-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(49,625)	(49,625)
December 31, 2015	6,000,000	$ 10	4,026,359	$ 26,385	$ 465,303	$ -	$ 465,339

GoodWag, Inc.

Profit and Loss

January - December 2024

	TOTAL
Income	
Landmark Wholesale	437.57
Sales of Product Income	589,608.24
Refund	-1,660.78
Total Sales of Product Income	587,947.46
Services	30.00
Total Income	**$588,415.03**
Cost of Goods Sold	
Cost of Goods Sold	4,079.91
Bags	36,986.32
Packaging & Hardware	9,518.50
Pail Manufacturing	93,948.80
Total Cost of Goods Sold	144,533.53
Kitting & Fulfillment	0.00
Merchant Service Fees	19,922.38
Shipping	77,629.96
Transparency	10.15
Total Cost of Goods Sold	**$242,096.02**
GROSS PROFIT	**$346,319.01**
Expenses	
Advertising & Marketing	50,018.73
Commissions	52,322.41
SEO	6,000.00
TCF Ad Spend	188,209.83
Trade Show	1,695.00
Travel	122.29
Total Trade Show	1,817.29
Total Advertising & Marketing	298,368.26
Ask My Accountant	0.00
Bank Charges & Fees	1,880.21
Commission Expense	113.05
Continuing Eduation	999.00
Contractors	1,845.00
Dues & Subscriptions	6,238.07
Engineering & Design	11,868.50
Insurance	3,266.00
Interest Paid	40,287.20
Job Supplies	141.21
Legal & Professional Services	26,143.18
Office Supplies & Software	14.25
Taxes & Licenses	1,107.00

	TOTAL
Website Management	3,673.11
Total Expenses	**$395,944.04**
NET OPERATING INCOME	$ -49,625.03
NET INCOME	$ -49,625.03

GoodWag, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales of Product Income	671,786.92
Refund	-21,084.97
Total Sales of Product Income	650,701.95
Services	0.00
Total Income	$650,701.95
Cost of Goods Sold	
Cost of Goods Sold	25,268.69
Bags	213,879.73
Packaging & Hardware	13,909.35
Pail Manufacturing	266,723.33
Total Cost of Goods Sold	519,781.10
Kitting & Fulfillment	0.00
Merchant Service Fees	19,533.66
Shipping	140,178.94
Total Cost of Goods Sold	$679,493.70
GROSS PROFIT	$ -28,791.75
Expenses	
Advertising & Marketing	7,724.08
Commissions	44,343.27
SEO	6,000.00
TCF Ad Spend	165,000.00
Trade Show	4,489.91
Travel	3,767.89
Total Trade Show	8,257.80
Total Advertising & Marketing	231,325.15
Amazon Expenses	
Amazon Marketing & Support	13,541.29
Total Amazon Expenses	13,541.29
Bank Charges & Fees	6,324.78
Contractors	2,600.00
Donations	649.00
Draw Fees	1,542.00
Dues & Subscriptions	4,125.31
Engineering & Design	44,284.68
Insurance	1,434.00
Interest Paid	72,452.96
Legal & Professional Services	14,617.91
Office Supplies & Software	1,494.13

	TOTAL
Payroll Expenses	
Taxes	21.00
Total Payroll Expenses	**21.00**
Repairs & Maintenance	44.55
Research & Development	285.00
Taxes & Licenses	834.00
Website Management	4,372.79
Total Expenses	**$399,948.55**
NET OPERATING INCOME	$ -428,740.30
NET INCOME	$ -428,740.30

GoodWag, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
AmRiv Checking 7637	1,592.86
Montecito Bank & Trust	2,226.92
Total Bank Accounts	**$3,819.78**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	0.00
Loans To Shareholder	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$3,819.78**
Fixed Assets	
Molds	459,548.81
Accumulated Depreciation	-219,265.00
Total Molds	**240,283.81**
Patent	850.00
Total Fixed Assets	**$241,133.81**
Other Assets	
Intellectual Property	2,976,332.96
Prepaid Marketing	5,360.00
Startup Costs	23,203.00
Accumulated Amortization	-3,094.00
Total Startup Costs	**20,109.00**
Total Other Assets	**$3,001,801.96**
TOTAL ASSETS	**$3,246,755.55**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	85,976.31
Total Accounts Payable	**$85,976.31**
Credit Cards	
American Express	16,018.43
ARB Credit Card 9405	25,978.65
BOTW Credit Card	4,716.49

GoodWag, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
Total Credit Cards	**$46,713.57**
Other Current Liabilities	
Can Capital Loan	0.00
Direct Deposit Payable	0.00
Forward Loan	0.00
Headway Capital	0.00
Line of Credit - Bluevine	0.00
Payroll Liabilities	
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Total Payroll Liabilities	**0.00**
Sales Tax Payable	1,279.92
Shopify Capital	23,350.18
State Tax Payable	800.00
Total Other Current Liabilities	**$25,430.10**
Total Current Liabilities	**$158,119.98**
Long-Term Liabilities	
Alliance Funding	109,827.20
EPPS Trust (L/T liability)	131,751.51
Loan from Shareholder	465,303.38
SBA EIDL Loan	500,000.00
Total Long-Term Liabilities	**$1,206,882.09**
Total Liabilities	**$1,365,002.07**
Equity	
Common Stock	2,976,332.96
Opening Balance Equity	6,240.00
Retained Earnings	-1,051,194.45
Net Income	-49,625.03
Total Equity	**$1,881,753.48**
TOTAL LIABILITIES AND EQUITY	**$3,246,755.55**

GoodWag, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
American Riviera Bank (deleted)	12,818.28
Total Bank Accounts	$12,818.28
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	$0.00
Other Current Assets	
Inventory Asset	0.00
Loans To Shareholder	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	$0.00
Total Current Assets	$12,818.28
Fixed Assets	
Molds	454,520.94
Accumulated Depreciation	-219,265.00
Total Molds	235,255.94
Patent	850.00
Total Fixed Assets	$236,105.94
Other Assets	
Startup Costs	23,203.00
Accumulated Amortization	-3,094.00
Total Startup Costs	20,109.00
Total Other Assets	$20,109.00
TOTAL ASSETS	**$269,033.22**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	$0.00
Credit Cards	
American Express	19,037.94
ARB Credit Card 9405	16,060.53
BOTW Credit Card	668.98

GoodWag, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$35,767.45**
Other Current Liabilities	
Can Capital Loan	99,411.45
Direct Deposit Payable	0.00
Headway Capital	79,848.34
Line of Credit - Bluevine	0.00
Payroll Liabilities	
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Total Payroll Liabilities	**0.00**
Sales Tax Payable	1,246.71
Shopify Capital	28,177.32
State Tax Payable	800.00
Total Other Current Liabilities	**$209,483.82**
Total Current Liabilities	**$245,251.27**
Long-Term Liabilities	
Alliance Funding	135,998.17
Loan from Shareholder	432,738.23
SBA EIDL Loan	500,000.00
Total Long-Term Liabilities	**$1,068,736.40**
Total Liabilities	**$1,313,987.67**
Equity	
Opening Balance Equity	6,240.00
Retained Earnings	-622,454.15
Net Income	-428,740.30
Total Equity	**$-1,044,954.45**
TOTAL LIABILITIES AND EQUITY	**$269,033.22**

GoodWag, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-49,625.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Accounts Payable (A/P)	85,976.31
American Express	-3,019.51
ARB Credit Card 9405	9,918.12
BOTW Credit Card	4,047.51
Can Capital Loan	-99,411.45
Forward Loan	0.00
Headway Capital	-79,848.34
Sales Tax Payable	33.21
Shopify Capital	-4,827.14
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-87,131.29
Net cash provided by operating activities	**$ -136,756.32**
INVESTING ACTIVITIES	
Molds	-5,027.87
Intellectual Property	-2,976,332.96
Prepaid Marketing	-5,360.00
Net cash provided by investing activities	**$ -2,986,720.83**
FINANCING ACTIVITIES	
Alliance Funding	-26,170.97
EPPS Trust (L/T liability)	131,751.51
Loan from Shareholder	32,565.15
Common Stock	2,976,332.96
Net cash provided by financing activities	**$3,114,478.65**
NET CASH INCREASE FOR PERIOD	**$ -8,998.50**
Cash at beginning of period	12,818.28
CASH AT END OF PERIOD	**$3,819.78**

GoodWag, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-428,740.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Inventory Asset	163,773.00
Loans To Shareholder	44,937.60
American Express	-40,274.94
ARB Credit Card 9405	16,060.53
BOTW Credit Card	668.98
Can Capital Loan	99,411.45
Headway Capital	79,848.34
Payroll Liabilities:Federal Unemploymen (940)	-42.00
Sales Tax Payable	1,194.71
Shopify Capital	28,177.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	393,754.99
Net cash provided by operating activities	**$ -34,985.31**
INVESTING ACTIVITIES	
Molds	-161,024.17
Patent	-850.00
Net cash provided by investing activities	**$ -161,874.17**
FINANCING ACTIVITIES	
Alliance Funding	135,998.17
Loan from Shareholder	61,436.96
Opening Balance Equity	6,240.00
Net cash provided by financing activities	**$203,675.13**
NET CASH INCREASE FOR PERIOD	**$6,815.65**
Cash at beginning of period	6,002.63
CASH AT END OF PERIOD	**$12,818.28**

CERTIFICATION

I, Sandy Stinson, Principal Executive Officer of GoodWag, Inc., hereby certify that the financial statements of GoodWag, Inc. included in this Report are true and complete in all material respects.

Sandy Stinson

President